May 6, 2013

VIA EDGAR AND EMAIL

Todd K. Schiffman

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549

Re:	TriState Capital Holdings, Inc.

Registration Statement on Form S-1 (File No. 333-187681)

Dear Mr. Schiffman:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representative of the several underwriters, hereby join in the request of TriState Capital Holdings, Inc. (the “Company”) for acceleration of the effective time of the above referenced Registration Statement so that it may be declared effective Wednesday, May 8, 2013, at 4:01 p.m. Eastern Time, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, we hereby advise you that the Preliminary Prospectus, dated April 23, 2013, was distributed by the several underwriters approximately as follows from April 23, 2013 through the date hereof:

To Whom Distributed	Number of Copies
Retail Investors	1,971
Institutional Investors	2,215
Dealers	3

Total	4,189

The undersigned, as representative of the several underwriters, hereby represents on behalf of the underwriters that the underwriters have complied and will comply with the requirements of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

Sincerely yours,

Stephens Inc.
Keefe, Bruyette & Woods, Inc.
Robert W. Baird & Co. Incorporated
Macquarie Capital (USA) Inc.

By:	Stephens Inc.
As representative of the several underwriters

By:	/s/ Robert Ulrey
Name:	Robert Ulrey
Title:	Managing Director

Signature Page to Acceleration Request